Patricia Garringer-Strickland Direct Line: 816.460.5807 Email: PGarringer@LathropGage.com www.lathropgage.com	2345 Grand Boulevard, Suite 2200 Kansas City, Missouri 64108-2618 Phone: 816.292.2000 Fax: 816.292.2001

June 13, 2016

United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549
Division of Corporate Finance
Mail Stop 4720
Attention: Suzanne Hayes, Assistant Director
Office of Healthcare and Insurance

Re:	US Alliance Corporation Registration Statement on Form 10
File May 2, 2016
File No. 000-55627

Dear Ms. Hayes:

Set forth  below are the responses of US Alliance Corporation (“USAC” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) date May 29, 2016 with respect to the Company’s Registration Statement on Form 10 filed on May 2, 2016 (the “Registration Statement”).  The Company intends to file an amendment (the “Amendment”) to the Registration Statement to update the financial statements included therein, and to address the Staff’s comments. We will provide you with a copy of the Amendment marked to show changes to the Registration Statement at the time the Company files such Amendment.  The Registration Statement and the Amendment are collectively referred to herein as the “Filing”.

For ease of reference, our responses are numbered to correspond to your comments, which are reproduced below in italics.  The Company has reviewed this response and authorized us to make the representations contained herein on its behalf.

General

1.
Pursuant to section 12(g)(1) of the Securities Exchange Act of 1934, your registration statement will become effective by operation of law on July 1, 2016 at which time you will be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if

United States Securities and Exchange Commission
June 13, 2016

comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the registration statement prior to July 1, 2016 to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining comments.

The Company acknowledges the Staff’s comment and further acknowledges that it is aware of and prepared to comply with its reporting requirements following the effectiveness of the Filing.

2.	Please revise your filing to update your financial information as required by Item 8-08 of Regulation S-X.

The Company acknowledges the Staff’s comment and will include updated financial information for the period ended March 31, 2016, as required by Regulation S-X, with the Amendment, which it expects to file as soon as the Company’s independent accountant has completed its review of such financial statements.

3.
Please revise, as applicable, to disclose whether you are an Emerging Growth Company as defined under the JOBS Act, and whether you intend to rely upon the various exemptions available to companies meeting that definition. If applicable, revised disclosure should address whether you have elected to take advantage of the option available to Emerging Growth Companies to delay adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. If you have elected this option, also disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

The Company acknowledges the Staff’s comment and notes that many of the exemptions and reduced disclosure requirements provided under the JOBS Act are already available to it as a smaller reporting company.  The Company is considering whether it wishes to take advantage of the option to delay new or revised accounting standards and will include appropriate disclosure to such effect in the Amendment.

United States Securities and Exchange Commission
June 13, 2016

Table of Contents

Special Note Regarding Forward-Looking Statements, page 2

4.
Here and on page 12, please remove the reference to the safe harbor created by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. As you are not a reporting company as of the date of filing you are not eligible to rely on the safe harbor for your forward-looking statements.

The Company acknowledges the Staff’s comment and will revise this language in the Amendment to remove the references to the Securities Act and Exchange Act safe harbors.

Item 1. Business

Products and Services, page 3

5.
In your description of your products and services, please briefly explain the differences among your product categories, i.e. simplified issue term life insurance vs. fully underwritten term life insurance, traditional whole life vs. pre-need whole life, etc.

The Company acknowledges the Staff’s comment and will provide additional disclosure in the Amendment addressing the differences in its product categories.

6.	Please indicate the percentage of premium revenue generated by each of your product categories in the most recently completed fiscal year.

The Company acknowledges the Staff’s comment and will provide the requested disclosure in the Amendment.

7.
Please amend your disclosure on page 4 to provide the payment, duration and termination provisions of the agreements you list in this section, and file each agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, tell us why you believe the agreements are not required to be filed.

The Company acknowledges the Staff’s comments and will amend its disclosure in this section of the Amendment to include the required

United States Securities and Exchange Commission
June 13, 2016

information.  In addition, the Company will file the agreements listed in this section as exhibits to the Amendment.

Governmental Regulation, page 6

8.
Please expand your disclosure to describe the restrictions noted in the second paragraph on page 7 and how they impact your business. Also briefly explain the significance of being registered as an “insurance holding company system pursuant to the laws of Kansas.”

The Company acknowledges the Staff’s comment and will provide the requested disclosure in the Amendment.

Item 1A. Risk Factors

Risk Related to an Investment in Our Common Stock, page 7

9.
Please add a risk factor that relates to your lack of experience as a public company and the additional operating expenses you will incur as a result of having to register your common stock and comply with your reporting obligations.

The Company acknowledges the Staff’s comment and will include a risk factor to this effect in the Amendment

USAC voting stock is an illiquid investment at present, page 7

10.
We note your disclosure here and on page 22 that there is no market for your common stock and that you do not meet the requirements for listing on an exchange or quoting on an over-the-counter quotation system. Please expand to disclose clarify why you do not meet the requirements and why you are registering a class of stock under Section 12 of the Exchange Act at this time. To the extent you anticipate becoming eligible for listing or quotation soon, please disclose your plans for seeking quotation or listing.

The Company acknowledges the Staff’s comment and will clarify in the Amendment that the Registration Statement was filed for the sole purpose of complying with Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires a company which, as of the end of any fiscal year, has more than $10 million in assets and a class of stock held by more than 2,000 persons or 500 persons who do not qualify as “accredited investors” to register such stock and thereafter, to comply with the reporting

United States Securities and Exchange Commission
June 13, 2016

requirements of Section 13 of the Exchange Act. The Company does not currently intend to seek any listing of its stock on any national exchange or over-the-counter market.

Fluctuations in interest rates could adversely affect our business and profitability, page 11

11.	Please expand the discussion to quantify how a movement in the level of interest rates could affect the value of your investment portfolio.

The Company acknowledges the Staff’s comment and will provide the requested disclosure in the Amendment

Item 6. Executive Compensation

Summary compensation Table, page 21

12.           Please provide disclosure in the Summary Compensation Table for an additional individual or tell us why such disclosure is not required. Refer to Item 402(m)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and provides the following information in response.  Item 402(m)(2) of Regulation S-K requires disclosure of a smaller reporting company’s “two most highly compensated individuals other than the PEO who were serving as executive officers as of the end of the last completed fiscal year.”   As of the end of the last completed fiscal year (as well as currently), the Company does not have any other officers persons serving in any executive or policy-making capacity, and accordingly has no further disclosure to provide in response to Item 6.

13.           Please expand the narrative disclosure following the Summary Compensation Table to describe more specifically how the amount of compensation was determined for each officer. Also revise to identify the items included in the “All Other Compensation” column in the table. Refer to Item 402(o) of Regulation S-K.

The Company acknowledges the Staff’s comment and will provide the requested disclosure in the Amendment

Director Compensation, page 22

14.          Please provide a narrative discussion of the compensation arrangements for your directors. Refer to Item 402(r) of Regulation S-K.

United States Securities and Exchange Commission
June 13, 2016

The Company acknowledges the Staff’s comment and will provide the requested disclosure in the Amendment

Item 10. Recent Sales of Unregistered Securities, page 23

15.          Please expand to disclose the specific exemption from registration under the Securities Act you claimed for each of the 2009 offerings and briefly state the facts relied upon to make the exemption available.

The Company acknowledges the Staff’s comment and provides the following information in response.  Securities issued in the 2009 Offerings were sold to the Company’s founding stockholders and to persons serving on the Company’s board of directors in reliance on the exemption provided under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) for sales by an issuer not involving any public offering.  The criteria for a distribution or public offering of securities (or more accurately, what is not a public offering) was established in 1953 in the Supreme Court’s decision in SEC v. Ralston (346 U.S. 119), in which the Court held that an offering made only to those investors who can fend for themselves, and thus have no need for the protections afforded by registration under the Securities Act, is a private transaction.  Subsequent cases have indicated that this requires that offerees have or have access to the information that would be afforded in a registration statement.  The Commission’s adopting release establishing the exemption expressly notes that “the sale of stock to promoters who take the initiative in founding or organizing the business would come within the exemption” (Sec. Rel. 33-4452 (Nov. 6, 1962). In determining that the 2009 Offerings did not involve any public offer, the Company further considered that no general advertisements or solicitations were made, and that the securities sold were subject to significant restrictions on transfer, including the placement of the initial 1,200,000 of the securities sold into an escrow account maintained and administered by an independent escrow agent.

Signature, page 25

16.           Please complete the signature page as indicated by General Instruction D to Form 10.

The Company acknowledges the Staff’s comment and will complete the signature page to the Amendment as indicated by General Instruction D to Form 10.

In response to the Staff’s request, the Company acknowledges that:

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June 13, 2016

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information please do not hesitate to contact the undersigned.

Very truly yours,

LATHROP & GAGE LLP

By:/s/ Patricia Garringer-Strickland
                       Patricia Garringer-Strickland

cc: Scott Foley
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549
Division of Corporate Finance